Baytex Energy Trust
Consolidated Balance Sheets
(thousands of Canadian dollars) (unaudited)

As at	September 30, 2010	December 31, 2009

ASSETS
Current assets
Cash	$1,168	$10,177
Accounts receivable	134,355	137,154
Crude oil inventory	472	1,384
Future income tax asset (note 12)	281	1,371
Financial derivative contracts (note 15)	21,116	29,453
	157,392	179,539

Future income tax asset (note 12)	151,201	418
Financial derivative contracts (note 15)	2,285	2,541
Petroleum and natural gas properties	1,703,644	1,663,752
Goodwill	37,755	37,755
	$2,052,277	$1,884,005

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$182,371	$180,493
Distributions payable to unitholders	20,220	19,674
Bank loan (note 4)	-	265,088
Convertible debentures (note 6)	5,057	7,736
Future income tax liability (note 12)	6,016	8,683
Financial derivative contracts (note 15)	985	4,650
	214,649	486,324

Bank loan (note 4)	314,567	-
Long-term debt (note 5)	150,000	150,000
Deferred credit (note 12)	109,800	-
Asset retirement obligations (note 7)	57,619	54,593
Future income tax liability (note 12)	180,351	179,673
Financial derivative contracts (note 15)	11,936	1,418
	1,038,922	872,008

UNITHOLDERS’ EQUITY
Unitholders’ capital (note 8)	1,360,050	1,295,931
Conversion feature of convertible debentures (note 6)	243	374
Contributed surplus (note 10)	20,943	20,371
Accumulated other comprehensive loss (note 9)	(7,173)	(3,899)
Deficit	(360,708)	(300,780)
	1,013,355	1,011,997
	$2,052,277	$1,884,005
Commitments and contingencies (note 16) Subsequent events (note 18) See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Consolidated Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per unit amounts) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009

Revenue
Petroleum and natural gas	$238,293	$208,206	$741,639	$551,781
Royalties	(39,615)	(39,992)	(125,577)	(90,338)
Gain on financial derivative contracts (note 15)	4,406	23,580	21,567	20,308
	203,084	191,794	637,629	481,751
Expenses
Operating	43,618	40,189	128,680	118,501
Transportation and blending	37,555	36,479	135,511	113,354
General and administrative	8,605	6,674	29,027	22,079
Unit-based compensation (note 10)	1,888	1,669	6,734	4,826
Interest (note 13)	7,246	10,385	19,838	26,226
Financing charges	11	3,361	1,425	5,174
Foreign exchange gain (note 14)	(4,418)	(11,112)	(4,010)	(19,433)
Depletion, depreciation and accretion	69,270	58,637	202,614	170,220
	163,775	146,282	519,819	440,947
Income before income taxes	39,309	45,512	117,810	40,804
Income tax expense (recovery) (note 12)
Current	3,208	2,925	10,215	7,431
Future	1,040	1,930	(12,447)	(26,245)
	4,248	4,855	(2,232)	(18,814)
Net income	$35,061	$40,657	$120,042	$59,618
Other comprehensive income (loss)
Foreign currency translation adjustment (note 9)	(5,740)	(9,720)	(3,274)	(741)
Comprehensive income	$29,321	$30,937	$116,768	$58,877

Net income per trust unit (note 11)
Basic	$0.31	$0.38	$1.08	$0.57
Diluted	$0.30	$0.37	$1.05	$0.57

Weighted average trust units (note 11)
Basic	111,710	107,368	110,926	103,688
Diluted	115,429	110,562	114,832	105,551

Consolidated Statements of Deficit
(thousands of Canadian dollars) (unaudited)
	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009

Deficit, beginning of period	$(335,338)	$(285,014)	$(300,780)	$(224,314)
Net income	35,061	40,657	120,042	59,618
Distributions to unitholders	(60,431)	(38,698)	(179,970)	(118,359)
Deficit, end of period	$(360,708)	$(283,055)	$(360,708)	$(283,055)

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009

CASH PROVIDED BY (USED IN):
Operating activities
Net income	$35,061	$40,657	$120,042	$59,618
Items not affecting cash:
Unit-based compensation (note 10)	1,888	1,669	6,734	4,826
Unrealized foreign exchange (gain) loss (note 14)	(5,321)	10,932	(2,824)	1,636
Depletion, depreciation and accretion	69,270	58,637	202,614	170,220
Accretion on debentures and notes (notes 5 & 6)	13	1,980	42	2,892
Unrealized loss (gain) on financial derivative contracts (note 15)	10,835	(3,311)	15,246	45,580
Future income tax expense (recovery)	1,040	1,930	(12,447)	(26,245)
Realized foreign exchange gain on redemption of long-term debt (note 5)	-	(23,685)	-	(23,685)
	112,786	88,809	329,407	234,842
Change in non-cash working capital	14,125	(16,226)	4,409	(41,916)
Asset retirement expenditures (note 7)	(656)	(228)	(1,979)	(990)
	126,255	72,355	331,837	191,936

Financing activities
Payments of distributions	(46,078)	(32,201)	(142,486)	(103,823)
Increase (decrease) in bank loan	(21,808)	121,394	52,503	67,178
Redemption of long-term debt (note 5)	-	(196,411)	-	(196,411)
Proceeds from issuance of long-term debt (note 5)	-	150,000	-	150,000
Issuance of trust units (note 8)	6,520	2,953	18,167	120,352
Issuance costs (note 8)	-	(6)	-	(6,101)
	(61,366)	45,729	(71,816)	31,195

Investing activities
Petroleum and natural gas property expenditures	(62,245)	(34,180)	(181,804)	(111,573)
Acquisition of petroleum and natural gas properties	(12,875)	(93,670)	(19,917)	(96,012)
Corporate acquisition (note 3)	-	-	(40,914)	-
Disposition of petroleum and natural gas properties	18,087	8	18,137	18
Acquisition of financing entities (note 12)	-	-	(38,000)	-
Additions of corporate assets	(5,048)	(2,297)	(8,291)	(2,846)
Change in non-cash working capital	(4,516)	11,937	2,145	(11,000)
	(66,597)	(118,202)	(268,644)	(221,413)
Impact of foreign exchange on cash balances	(140)	(3)	(386)	125
Change in cash	(1,848)	(121)	(9,009)	1,843
Cash, beginning of period	3,016	1,964	10,177	-
Cash, end of period	$1,168	$1,843	$1,168	$1,843

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Notes to the Consolidated Financial Statements
Three months and nine months ended September 30, 2010 and 2009
(all tabular amounts in thousands of Canadian dollars, except per unit amounts) (unaudited)

1. BASIS OF PRESENTATION

Baytex Energy Trust (the “Trust”) was established on September 2, 2003 under a Plan of Arrangement involving the Trust and Baytex Energy Ltd. (the “Company”). The Trust is an open-ended investment trust created pursuant to a trust indenture. Pursuant to the Plan of Arrangement, the Company became a subsidiary of the Trust.

The consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual consolidated financial statements of the Trust for the year ended December 31, 2009. The interim consolidated financial statements contain disclosures, which are supplemental to the Trust’s annual consolidated financial statements. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted in the interim consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the Trust’s annual consolidated financial statements and notes thereto for the year ended December 31, 2009.

2. CHANGES IN ACCOUNTING POLICIES

Future Accounting Changes

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (the “CICA”) issued Section 1582 “Business Combinations” which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and most acquisition costs are to be expensed as incurred. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting for future business combinations.

Consolidated Financial Statements

In January 2009, the CICA issued Section 1601 “Consolidated Financial Statements” which establishes standards for the preparation of consolidated financial statements and Section 1602 “Non-controlling Interests” which provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Trust plans to adopt these standards prospectively effective January 1, 2011. The adoption of these standards may have an impact on the Trust’s accounting for future business combinations.

3. CORPORATE ACQUISITION

On May 26, 2010, the Company acquired all the issued and outstanding shares of a private company, a junior heavy oil producer with operational focus in the east central Alberta through to west central Saskatchewan, for total consideration of $40.9 million (net of cash acquired).  The acquisition has been accounted for as a business combination using the purchase method of accounting. The estimated fair value of the assets acquired and liabilities assumed at the date of acquisition is summarized below:

Consideration for the acquisition:
Cash paid (net of cash acquired)	$40,314
Costs associated with acquisition	600
Total purchase price	$40,914

Allocation of purchase price:
Working capital	$286
Property, plant and equipment	50,540
Asset retirement obligations	(1,371)
Future income tax liability	(8,541)
Total net assets acquired	$40,914

Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

4. BANK LOAN

	September 30, 2010	December 31, 2009
Bank loan	$314,567	$265,088

The Company has a credit agreement with a syndicate of chartered banks. The credit facilities consist of an operating loan and a 364-day revolving loan. In June 2010, the Company reached agreement with its lending syndicate to amend the revolving credit facilities to increase the amount of the facilities to $550 million (from $515 million), extend the revolving period to June 2011 and add a one-year term out following the revolving period. In the event that the revolving period is not extended by June 2011, all amounts then outstanding under the credit facilities will be payable in June 2012.  Advances under the credit facilities or letters of credit can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates, or LIBOR rates, plus applicable margins. The credit facilities are subject to semi-annual review and are secured by a floating charge over all of the Company’s assets.

5. LONG-TERM DEBT

	September 30, 2010	December 31, 2009
9.15% senior unsecured debentures	$150,000	$150,000

On August 26, 2009, the Trust issued $150.0 million principal amount of Series A senior unsecured debentures bearing interest at 9.15% payable semi-annually with principal repayable on August 26, 2016. These debentures are unsecured and are subordinate to the Company’s bank credit facilities. After August 26 of each of the following years, these debentures are redeemable at the Trust’s option, in whole or in part, with not less than 30 nor more than 60 days’ notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2012 at 104.575%, 2013 at 103.05%, 2014 at 101.525%, and 2015 at 100%.

On September 25, 2009, the Company redeemed all of the 9.625% senior subordinated notes due July 15, 2010 (principal amount US$179.7 million) and 10.5% senior subordinated notes due February 15, 2011 (principal amount US$0.2 million) for an aggregate redemption price of $196.4 million. These notes were unsecured and were subordinate to the Company’s bank credit facilities. These notes were carried at amortized cost, net of a discontinued fair value hedge. The notes accreted up to the principal balance at maturity using the effective interest method. The Company recorded no accretion expense for the three months ended September 30, 2010 (three months ended September 30, 2009 - $2.0 million) and for the nine months ended September 30, 2010 (nine months ended September 30, 2009 - $2.8 million). The effective interest rate applied was 10.6%. The discontinued fair value hedge was recognized in accretion expense upon redemption of the senior subordinated notes.

6. CONVERTIBLE DEBENTURES

	Number of Convertible Debentures	Convertible Debentures	Conversion Feature of Debentures
Balance, December 31, 2008	10,398	$10,195	$498
Conversion	(2,583)	(2,544)	(124)
Accretion	-	85	-
Balance, December 31, 2009	7,815	$7,736	$374
Conversion	(2,745)	(2,721)	(131)
Accretion	-	42	-
Balance, September 30, 2010	5,070	$5,057	$243

In June 2005, the Trust issued $100.0 million principal amount of 6.5% convertible unsecured subordinated debentures for net proceeds of $95.8 million. The debentures pay interest semi-annually and are convertible at the option of the holder at any time into fully-paid trust units at a conversion price of $14.75 per trust unit. At September 30, 2010 and December 31, 2009, the debentures are classified as a current liability as they mature and are due and payable on December 31, 2010.

The debentures have been classified as debt net of the fair value of the conversion feature which has been classified as unitholders’ equity. This resulted in $95.2 million being classified as debt and $4.8 million being classified as equity. The debt portion will accrete up to the principal balance at maturity, using the effective interest rate of 7.6%. The accretion and the interest paid are expensed as interest expense in the consolidated statements of income and comprehensive income. If the debentures are converted to trust units, a portion of the value of the conversion feature under unitholders’ equity will be reclassified to unitholders’ capital along with the principal amount converted.

7. ASSET RETIREMENT OBLIGATIONS

	September 30, 2010	December 31, 2009
Balance, beginning of period	$54,593	$49,351
Liabilities incurred	600	1,320
Liabilities settled	(1,979)	(1,146)
Acquisition of liabilities	1,371	3,268
Disposition of liabilities	(801)	(146)
Accretion	3,363	4,184
Change in estimate(1)	473	(2,212)
Foreign exchange	(1)	(26)
Balance, end of period	$57,619	$54,593

(1) Changes in the status of wells and changes in the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

The Trust’s asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 51 years. The undiscounted amount of estimated cash flow required to settle the retirement obligations at September 30, 2010 is $288.1 million (December 31, 2009 - $279.3 million). The amount of estimated cash flow required to settle the retirement obligations at September 30, 2010, discounted at a credit-adjusted risk free rate of 8.0% and an estimated annual inflation rate of 2.0%, is $57.6 million (December 31, 2009 - $54.6 million).

8. UNITHOLDERS’ CAPITAL

The Trust is authorized to issue an unlimited number of trust units.
	Number of Units	Amount
Balance, December 31, 2008	97,685	$1,129,909
Issued for cash	7,935	115,058
Issuance costs, net of income tax	-	(5,072)
Issued on conversion of debentures	175	2,667
Issued on exercise of unit rights	2,059	20,523
Transfer from contributed surplus on exercise of unit rights	-	7,306
Issued pursuant to distribution reinvestment plan	1,445	25,540
Balance, December 31, 2009	109,299	$1,295,931
Issued on conversion of debentures	186	2,852
Issued on exercise of unit rights	1,662	18,167
Transfer from contributed surplus on exercise of unit rights	-	6,162
Issued pursuant to distribution reinvestment plan	1,186	36,938
Balance, September 30, 2010	112,333	1,360,050

9. ACCUMULATED OTHER COMPREHENSIVE LOSS

	September 30, 2010	December 31, 2009
Balance, beginning of period	$(3,899)	$-
Foreign currency translation adjustment	(3,274)	(3,899)
Balance, end of period	$(7,173)	$(3,899)

Accumulated other comprehensive loss is composed entirely of currency translation adjustments on the foreign operations. The Trust’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent. As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date (0.9711 USD/CAD), while revenues and expenses are translated using the average exchange rate for the three month and nine month periods ended September 30, 2010 (0.9624 and 0.9654 USD/CAD, respectively). Translation gains and losses are deferred and included in accumulated other comprehensive loss in unitholders’ equity and are recognized in net income when there has been a reduction in the net investment.

10. TRUST UNIT RIGHTS INCENTIVE PLAN

The Trust has a Trust Unit Rights Incentive Plan (the “Plan”) whereby the maximum number of trust units issuable pursuant to the Plan is a “rolling” maximum equal to 10.0% of the outstanding trust units plus the number of trust units which may be issued on the exchange of outstanding exchangeable shares. Any increase in the issued and outstanding trust units will result in an increase in the number of trust units available for issuance under the Plan, and any exercises of unit rights will make new grants available under the Plan, effectively resulting in a re-loading of the number of unit rights available to grant under the Plan.  Under the Plan, unit rights have a maximum term of five years and vest and become exercisable as to one-third on each of the first, second and third anniversaries of the grant date. The Plan provides that the exercise price of the unit rights may be reduced to account for future distributions, subject to certain performance criteria.  Effective November 16, 2009, the Plan was amended to (i) base the exercise price of unit rights on the closing price of the trust units on the trading day prior to the date of grant (previously based on a five-day volume weighted average trading price) and (ii) permit the granting of unit rights with a fixed exercise price.

The Trust recorded compensation expense of $1.9 million for the three months ended September 30, 2010 (three months ended September 30, 2009 - $1.7 million) and $6.7 million for the nine months ended September 30, 2010 (nine months ended September 30, 2009 - $4.8 million) related to the unit rights granted under the Plan.

The Trust uses the binomial-lattice model to calculate the estimated weighted average fair value of $8.53 per unit right for unit rights issued during the nine months ended September 30, 2010 (nine months ended September 30, 2009 - $3.64 per unit right). The following assumptions were used to arrive at the estimate of fair values:

	Three and Nine Months Ended September 30
	2010	2009
Expected annual exercise price reduction (on unit rights with a declining exercise price)	$2.16	$1.44 – $2.16
Expected volatility	43% - 44%	39% - 43%
Risk-free interest rate	2.41% - 3.02%	1.78% - 2.60%
Expected life of unit rights (years)(1)	Various	Various

(1) The binomial-lattice model calculates the fair values based on an optimal strategy, resulting in various expected life of unit rights. The maximum term is limited to five years by the Plan.

The number of unit rights outstanding and exercise prices are detailed below:

	Number of unit rights	Weighted average exercise price (1)
Balance, December 31, 2008	8,449	$14.58
Granted (2)	1,844	24.87
Exercised	(2,059)	9.97
Cancelled	(114)	16.43
Balance, December 31, 2009	8,120	$16.68
Granted (2)	156	31.31
Exercised	(1,662)	10.93
Cancelled	(195)	20.49
Balance, September 30, 2010	6,419	$16.78

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price.

(2)	Weighted average exercise price of rights granted is based on the exercise price at the date of grant.

The following table summarizes information about the unit rights outstanding at September 30, 2010:

Range of Exercise Prices	Number Outstanding at September 30, 2010	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Exercisable at September 30, 2010	Weighted Average Exercise Price
$4.69 to $10.00	232	0.3	$5.48	222	$5.30
$10.01 to $15.00	4,246	2.3	13.84	2,398	13.79
$15.00 to $20.00	385	3.0	18.27	32	17.92
$20.01 to $25.00	145	3.6	21.45	56	21.76
$25.01 to $30.00	1,348	4.2	26.32	-	-
$30.01 to $36.28	63	4.7	32.91	-	-
$4.69 to $36.28	6,419	2.7	$16.78	2,708	$13.30

The following table summarizes the changes in contributed surplus:

Balance, December 31, 2008	$21,234
Compensation expense	6,443
Transfer from contributed surplus on exercise of unit rights (1)	(7,306)
Balance, December 31, 2009	$20,371
Compensation expense	6,734
Transfer from contributed surplus on exercise of unit rights (1)	(6,162)
Balance, September 30, 2010	$20,943

(1)	Upon exercise of unit rights, contributed surplus is reduced with a corresponding increase in unitholders' capital.

11. NET INCOME PER UNIT

The Trust applies the treasury stock method to assess the dilutive effect of outstanding unit rights on net income per unit. The trust units issuable on conversion of convertible debentures have also been included in the calculation of the diluted weighted average number of trust units outstanding:

	Three Months Ended September 30
	2010			2009
	Net income	Trust units	Net income per unit	Net income	Trust units	Net income per unit
Net income per trust unit - basic	$35,061	111,710	$0.31	$40,657	107,368	$0.38
Dilutive effect of unit rights	-	3,338		-	2,549
Conversion of convertible debentures	75	381		101	645
Net income per trust unit - diluted	$35,136	115,429	$0.30	$40,758	110,562	$0.37

For the three months ended September 30, 2010, 0.1 million unit rights (three months ended September 30, 2009 – 0.3 million) were excluded in calculating the weighted average number of diluted trust units outstanding as they were anti-dilutive.

	Nine Months Ended September 30
	2010			2009
	Net income	Trust units	Net income per unit	Net income	Trust units	Net income per unit
Net income per trust unit - basic	$120,042	110,926	$1.08	$59,618	103,688	$0.57
Dilutive effect of unit rights	-	3,475		-	1,180
Conversion of convertible debentures	252	431		335	683
Net income per trust unit - diluted	$120,294	114,832	$1.05	$59,953	105,551	$0.57

For the nine months ended September 30, 2010, 0.1 million unit rights (nine months ended September 30, 2009 – 4.5 million) were excluded in calculating the weighted average number of diluted trust units outstanding as they were anti-dilutive.

12. INCOME TAXES

The provision for (recovery of) income taxes has been computed as follows:
	Nine Months Ended September 30
	2010	2009
Income before income taxes	$117,810	$40,804
Expected income tax expense at the statutory rate of 28.49% (2009 – 29.55%)	33,564	12,058
Increase (decrease) in income taxes resulting from:
Net income of the Trust	(41,068)	(35,367)
Non-taxable portion of foreign exchange (gain)	(431)	(3,538)
Effect of change in income tax rate	1,040	(136)
Effect of change in opening tax pool balances	(7,500)	3,737
Effect of change in valuation allowance	-	(4,537)
Unit-based compensation	1,919	1,426
Other	29	112
Future income tax recovery	(12,447)	(26,245)
Current income tax expense	10,215	7,431
Income tax expense (recovery)	$(2,232)	$(18,814)

The components of the net future income tax liability are as follows:
As at	September 30, 2010	December 31, 2009
Future income tax liabilities:
Petroleum and natural gas properties	$(206,795)	$(200,820)
Financial derivative contracts	(582)	(749)
Partnership deferral	(52,662)	-
Other	(3,978)	(5,438)
Future income tax assets:
Asset retirement obligations	14,828	13,929
Non-capital losses	214,301	13,185
Financial derivative contracts	3,041	418
Finance costs	2,697	220
Net future income tax liability-long-term(1)	$(29,150)	$(179,255)
Current portion of future income tax liability(2)	(6,016)	(8,683)
Current portion of future income tax asset(2)	281	1,371
Net future income tax liability-current	$(5,735)	$(7,312)
Net future income tax liability-total	$(34,885)	$(186,567)

(1) Non-capital loss carry-forwards totaled $783.5 million ($48.4 million in 2009) and expire from 2014 to 2030.
(2) The current portion of future income tax asset and liability are derived from the current portion of financial derivative contracts.

In May 2010, the Trust acquired a number of private entities for use in the internal financing structure for approximately $38.0 million. The transaction resulted in the recognition of future income tax asset of approximately $147.8 million with a corresponding deferred credit of $109.8 million. This credit reflects the difference between the future tax asset recognized upon the completion of this transaction and the cash paid. This credit will be amortized on the same basis as the related future income tax asset.

13.  INTEREST EXPENSE

The Trust incurred interest expense on its outstanding debts as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
Bank loan and other	$3,616	$2,399	$9,213	$6,547
Long-term debt	3,530	7,810	10,277	19,119
Convertible debentures	100	176	348	560
Interest expense	$7,246	$10,385	$19,838	$26,226

14. SUPPLEMENTAL INFORMATION

Supplemental Cash Flow Information

The Trust made the following cash outlays in respect of interest, financing charges and current income taxes paid:

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
Interest paid	$11,375	$16,144	$24,851	$30,439
Financing charges paid	$12	$3,361	$1,644	$5,174
Current income taxes paid	$2,235	$689	$6,368	$6,566

Foreign Exchange Loss (Gain)
	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
Unrealized foreign exchange (gain) loss	$(5,321)	$10,932	$(2,824)	$1,636
Realized foreign exchange loss (gain)	903	(22,044)	(1,186)	(21,069)
Foreign exchange gain	$(4,418)	$(11,112)	$(4,010)	$(19,433)

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Trust’s financial assets and liabilities are comprised of cash, accounts receivable, accounts payable and accrued liabilities, distributions payable to unitholders, bank loan, convertible debentures, financial derivative contracts and long-term debt.

Classification of Financial Instruments

Under GAAP, financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale and other financial liabilities.

The estimated fair values of the financial instruments have been determined based on the Trust’s assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than bank loan, convertible debentures and long-term debt, are equal to their book amounts due to the short-term maturity of these instruments. The fair value of the convertible debentures has been calculated based on the lower of trading value and the present value of future cash flows plus the conversion option associated with the convertible debentures. The fair value of the long-term debt is based on the lower of trading value and the present value of future cash flows associated with the debentures. The Trust expenses all financial instrument transaction costs immediately.

The Trust classifies the fair value of the financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying value and fair value of the Trust’s financial instruments on the consolidated balance sheets are classified into the following categories:

	September 30, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value	Fair Value Measurement Hierarchy
Financial Assets
Held-for-trading
Cash	$1,168	$1,168	$10,177	$10,177	Level 1
Derivatives designated as held-for- trading	23,401	23,401	31,994	31,994	Level 2
Total held-for-trading	$24,569	$24,569	$42,171	$42,171
Loans and receivables
Accounts receivable	$134,355	$134,355	$137,154	$137,154	-
Total loans and receivables	$134,355	$134,355	$137,154	$137,154
Financial Liabilities
Held-for-trading
Derivatives designated as held-for- trading	$(12,921)	$(12,921)	$(6,068)	$(6,068)	Level 2
Total held-for-trading	$(12,921)	$(12,921)	$(6,068)	$(6,068)

Other financial liabilities
Accounts payable and accrued liabilities	$(182,371)	$(182,371)	$(180,493)	$(180,493)	-
Distributions payable to unitholders	(20,220)	(20,220)	(19,674)	(19,674)	-
Bank loan	(314,567)	(314,567)	(265,088)	(265,088)	-
Convertible debentures	(5,057)	(12,892)	(7,736)	(15,474)	Level 1
Long-term debt	(150,000)	(164,250)	(150,000)	(162,750)	Level 1
Total other financial liabilities	$(672,215)	$(694,300)	$(622,991)	$(643,479)

Financial Risk

The Trust is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Trust monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Trust does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign currency risk
The Trust is exposed to fluctuations in foreign currency as a result of the U.S. dollar portion of its bank loan, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Trust’s net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency exchange rate fluctuations, the Trust may enter into agreements to fix the Canada – United States exchange rate.

At September 30, 2010, the Trust had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price (1)
Forward sales	October 1, 2009 to December 31, 2010	US$ 1.0 million	1.0870
Forward sales	January 1, 2010 to December 31, 2010	US$10.0 million	1.1889
Forward sales	January 1, 2010 to March 31, 2011	US$ 5.0 million	1.1500
Forward sales	January 1, 2010 to December 31, 2011	US$ 5.0 million	1.0711
Forward sales	April 1, 2010 to March 31, 2011	US$ 1.0 million	1.0185
Forward sales	June 1, 2010 to June 30, 2012	US$ 1.0 million	1.0250
Forward sales	January 1, 2011 to December 31, 2011	US$ 3.0 million	1.0677
Forward sales	January 1, 2011 to June 30, 2012	US$ 3.0 million	1.0622
Forward sales	January 1, 2011 to August 31, 2012	US$ 1.0 million	1.0565
Forward sales	January 1, 2011 to September 30, 2012	US$ 1.5 million	1.0553

(1) Based on the weighted average exchange rate (CAD/USD).

The following table demonstrates the effect of movements in the Canada – United States exchange rate on net income before income taxes, interest due to changes in the fair value of the currency swaps, as well as gains and losses on the revaluation of U.S. dollar denominated monetary assets and liabilities at September 30, 2010.

$0.01 Increase (Decrease) in CAD/USD Exchange Rate
Loss (gain) on currency forward sales agreements	$3,002
Loss (gain) on other monetary assets/liabilities	651
Impact on income before income taxes and comprehensive income	$3,653

The carrying amounts of the Trust’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009
U.S. dollar denominated	US$ 88,781	US$ 67,389	US$ 215,169	US$ 198,690

Subsequent to September 30, 2010, the Trust added the following currency contracts:

Type	Period	Amount per month	Sales Price (1)
Forward sales	November 1, 2011 to October 31, 2013	US$ 1.0 million	1.0433

(1) Based on the weighted average exchange rate (CAD/USD).

Interest rate risk

The Trust’s interest rate risk arises from its floating rate bank credit facilities. As at September 30, 2010, $314.6 million of the Trust’s total debt is subject to movements in floating interest rates. A change of 100 basis points in interest rates would impact net income before taxes for the nine months ended September 30, 2010 by approximately $2.3 million. The Trust uses a combination of short-term and long-term debt to finance its operations. The bank loan is typically at floating rates of interest and long-term debt is typically at fixed rates of interest.

At September 30, 2010, the Trust had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index
Swap – pay floating, receive fixed	September 23, 2009 to August 26, 2011	Cdn$150.0 million	9.15%	3-month BA plus 7.875%
Swap – pay fixed, receive floating	September 27, 2011 to September 27, 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, received floating	September 25, 2012 to September 25, 2014	US$90.0 million	4.39%	3-month LIBOR

When assessing the potential impact of forward interest rate changes on financial derivative contracts outstanding as at September 30, 2010, an increase or decrease of 100 basis points would result in an increase or decrease, respectively, to the unrealized loss in nine months ended September 30, 2010 by approximately $3.6 million.

Commodity Price Risk
The Trust monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of the Company. Under the Trust’s risk management policy, financial derivatives are not to be used for speculative purposes.

When assessing the potential impact of oil price changes on the financial derivative contracts outstanding as at September 30, 2010, a 10% increase would reduce the unrealized gain at September 30, 2010 by $9.9 million, while a 10% decrease would increase the unrealized gain at September 30, 2010 by $8.6 million.

When assessing the potential impact of natural gas price changes on the financial derivative contracts outstanding as at September 30, 2010, a 10% increase would reduce the unrealized gain at September 30, 2010 by $1.1 million, while a 10% decrease would increase the unrealized gain at September 30, 2010 by $1.1 million.

Financial Derivative Contracts

At September 30, 2010, the Trust had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit		Index
Fixed – Sell	August to November 2010	1,000 bbl/d	$	US88.60	WTI
Fixed – Sell	August to November 2010	1,000 bbl/d	$	US88.80	WTI
Fixed – Sell	February to December 2010	1,000 bbl/d	$	US85.50	WTI
Fixed – Sell	September to December 2010	1,500 bbl/d	$	US83.32	WTI
Time spread	November 2010	5,000 bbl/d	Dec 2011 less US$5.45		WTI
Time spread	December 2010	5,000 bbl/d	Dec 2011 less US$4.41		WTI
Fixed – Sell	December 2010	2,000 bbl/d	$	US93.10	WTI
Fixed – Buy	Calendar 2010	575 bbl/d	$	US64.00	WTI
Fixed – Sell	Calendar 2010	1,200 bbl/d	$	US77.78	WTI
Price collar	Calendar 2010	2,000 bbl/d	$	US70.00 – 95.65	WTI
Price collar	Calendar 2010	1,000 bbl/d	$	US75.00 – 87.60	WTI
Fixed – Sell	Calendar 2010	1,000 bbl/d	$	US83.10	WTI
Fixed – Sell	Calendar 2010	770 bbl/d	$	US82.30	WTI
Fixed – Sell	Calendar 2010	1,000 bbl/d	$	US80.08	WTI
Price collar	Calendar 2011	1,000 bbl/d	$	US90.00 – 98.00	WTI

Natural Gas	Period	Volume	Price/Unit	Index
Price collar	April 2009 to December 2010	5,000 GJ/d	Cdn$5.00 – 6.30	AECO
Fixed – Sell	July to December 2010	2,000 GJ/d	Cdn$4.48	AECO
Price collar	Calendar 2010	1,000 GJ/d	Cdn$5.50 – 7.00	AECO
Fixed – Sell	Calendar 2010	3,000 GJ/d	Cdn$6.19	AECO
Fixed – Sell	Calendar 2010	2,000 GJ/d	Cdn$5.05	AECO
Fixed – Sell	Calendar 2010	2,000 GJ/d	Cdn$5.05	AECO
Sold call	March 2011	3,000 mmBtu/d	$ US6.25	NYMEX
Sold call	July to December 2011	3,000 mmBtu/d	$ US6.25	NYMEX
Basis swap	Calendar 2011	4,000 mmBtu/d	NYMEX less US$0.615	AECO

Financial derivative contracts are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income and comprehensive income:

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
Realized gain on financial derivative contracts	$15,241	$20,269	$36,813	$65,888
Unrealized (loss) gain on financial derivative contracts	(10,835)	3,311	(15,246)	(45,580)
Gain on financial derivative contracts	$4,406	$23,580	$21,567	$20,308

Subsequent to September 30, 2010, the Trust added the following financial derivative contracts:

Oil	Period	Volume	Price/Unit	Index
Fixed – Sell	November 2010	1,000 bbl/d	US$83.45/bbl	WTI
Fixed – Sell	December 2010	1,000 bbl/d	US$84.20/bbl	WTI
Time spread	January 2011	2,000 bbl/d	Dec 2011 less US$3.20	WTI
Fixed – Sell	Calendar 2011	1,500 bbl/d	US$86.60/bbl	WTI
Fixed – Sell	Calendar 2011	1,000 bbl/d	US$85.79/bbl	WTI
Fixed – Sell	Calendar 2011	1,000 bbl/d	US$87.15/bbl	WTI
Fixed – Sell	Calendar 2011	500 bbl/d	US$86.60/bbl	WTI
Fixed – Sell	Calendar 2011	500 bbl/d	US$85.40/bbl	WTI
Fixed – Sell	Calendar 2011	500 bbl/d	US$85.40/bbl	WTI
Price collar	Calendar 2011	500 bbl/d	$ US85.00 – 90.00	WTI
Price collar	Calendar 2011	500 bbl/d	$ US85.00 – 92.50	WTI
Fixed – Sell	Calendar 2011	1,000 bbl/d	WTI x 82.00%	WCS

Physical Delivery Contracts

At September 30, 2010, the Trust had the following physical delivery contracts:

Heavy Oil	Period	Volume	Weighted Average Price/Unit
WCS Blend	July to December 2010	1,000 bbl/d	WTI less US$14.08
WCS Blend	July to December 2010	1,000 bbl/d	WTI x 81.06%
WCS Blend	Calendar 2010	2,500 bbl/d	US$51.04
Condensate	Calendar 2010	575 bbl/d	WTI plus US$2.25 – 2.60
Condensate	Calendar 2010	315 bbl/d	WTI less US$0.50
WCS Blend	Calendar 2010	1,500 bbl/d	WTI less US$14.50
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.74
WCS Blend	Calendar 2010	1,000 bbl/d	WTI x 83.27%
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.50
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.25
WCS Blend	Calendar 2010	1,000 bbl/d	WTI x 84.00%
WCS Blend	Calendar 2010	500 bbl/d	WTI x 84.00%
WCS Blend	Calendar 2010	500 bbl/d	WTI less US$13.29
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.00
LLK Blend	June to August 2011	2,000 bbl/d	WTI less US$14.75
WCS Blend	June to August 2011	500 bbl/d	WTI less US$15.50
WCS Blend	April to June 2011	2,000 bbl/d	WTI less US$15.80
WCS Blend	April to June 2011	1,000 bbl/d	WTI less US$16.00
WCS Blend	July to September 2011	2,000 bbl/d	WTI less US$15.60
WCS Blend	July to September 2011	1,000 bbl/d	WTI less US$16.00
WCS Blend	Calendar 2011	2,000 bbl/d	WTI less US$15.38

Natural Gas	Period	Volume	Price/Unit
Price collar	Calendar 2010	5,000 GJ/d	AECO Cdn$5.00 – 6.28
Fixed – Sell	February to November 2011	2,500 GJ/d	AECO Cdn$5.03
Price collar	Calendar 2011	2,500 GJ/d	AECO Cdn$5.50 – 7.10
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.80
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.71
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.82
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.88
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$5.00

Subsequent to September 30, 2010, the Trust added the following physical delivery contracts:

Heavy Oil	Period	Volume	Price/Unit
LLB Blend	January to March 2011	2,000 bbl/d	WTI less US$15.00
LLB Blend	January to September 2011	1,000 bbl/d	WTI less US$15.25
WCS Blend	Calendar 2011	1,000 bbl/d	WTI x 82.00%
WCS Blend	Calendar 2011	1,000 bbl/d	WTI x 82.90%
WCS Blend	Calendar 2011	1,000 bbl/d	WTI less US$16.00
WCS Blend	Calendar 2011	500 bbl/d	WTI less US$15.00
WCS Blend	Calendar 2012	2,000 bbl/d	WTI less US$16.50
WCS Blend	January to June 2013	3,000 bbl/d	WTI less US$17.00

Liquidity Risk

Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities.  The Trust manages its liquidity risk through cash and debt management. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional trust units. As at September 30, 2010, the Trust had available unused bank credit facilities in the amount of $168.8 million.

The timing of cash outflows (excluding interest) relating to financial liabilities is outlined in the table below:

	Total	Less than 1 year	1-2 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	$182,371	$182,371	$-	$-	$-
Distributions payable to unitholders	20,220	20,220	-	-	-
Bank loan (1)	314,567	-	314,567	-	-
Convertible debentures (2)	5,070	5,070	-	-	-
Long-term debt (2)	150,000	-	-	-	150,000
	$672,228	$207,661	$314,567	$-	$150,000

(1) The bank loan is a 364-day revolving loan with a one year term-out following the 364-day revolving period with the ability to extend the term. Unless extended, the revolving period will end on June 27, 2011 with all amounts to be re-paid by June 27, 2012.

(2) Principal amount of instruments.

Credit Risk

Credit risk is the risk that counterparty to a financial asset will default resulting in the Trust incurring a loss. Most of the Trust’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks. The Trust manages this credit risk by entering into sales contracts with only creditworthy entities and reviewing its exposure to individual entities on a regular basis. Credit risk may also arise from financial derivative contracts. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The carrying amount of accounts receivable is reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income.

As at September 30, 2010, accounts receivable included a $2.9 million balance over 90 days (December 31, 2009 - $8.5 million) and a balance of $2.0 million (December 31, 2009 - $2.3 million) has been set up as allowance for doubtful accounts.

16. COMMITMENTS AND CONTINGENCIES

At September 30, 2010, the Trust had the following obligations under operating leases and processing and transportation agreements:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Beyond 5 years
Operating leases	$54,058	$5,364	$5,392	$5,156	$5,547	$5,638	$26,961
Processing and transportation agreements	5,195	3,892	1,073	179	48	3	-
Total	$59,253	$9,256	$6,465	$5,335	$5,595	$5,641	$26,961

At September 30, 2010, the Trust had the following power contracts:

Power	Period	Volume	Price/Unit
Fixed – Buy	Calendar 2010	0.1 MW/hr	Cdn$49.43
Fixed – Buy	Calendar 2010	0.2 MW/hr	Cdn$48.93
Fixed – Buy	July to December 2010	0.2 MW/hr	Cdn$50.33
Fixed – Buy	July 2010 to December 2011	0.2 MW/hr	Cdn$49.11
Fixed – Buy	January to December 2011	0.2 MW/hr	Cdn$47.71
Fixed – Buy	January to December 2011	0.3 MW/hr	Cdn$45.46

Other

During 2009, the Company implemented an Income Tracking Unit Plan. Liabilities incurred under this plan are settled in cash on predetermined dates, contingent upon attainment of prescribed payment conditions, including the participant’s service status with the Company and the intrinsic value of reference unit rights. Liabilities are recorded when the likelihood of the prescribed payment conditions being met can be reasonably estimated. At September 30, 2010, a liability of $0.9 million has been accrued.

At September 30, 2010 and December 31, 2009, there were no outstanding letters of credit.

In connection with a purchase of properties in 2005, the Company became liable for contingent consideration whereby an additional amount would be payable by the Company if the price for crude oil exceeds a base price in each of the succeeding six years. An amount payable was not reasonably determinable at the time of the purchase; therefore, such consideration is recognized only when the contingency is resolved. As at September 30, 2010, additional payments totaling $9.6 million have been paid under the agreement and recorded as an adjustment to the original purchase price of the properties. It is currently not determinable if further payments will be required under this agreement; therefore, no accrual has been made.

The Trust is engaged in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect the Trust’s financial position or reported results of operations.

17. CAPITAL DISCLOSURES

The Trust’s objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of the business through maintenance of investor, creditor and market confidence.

The Trust considers its capital structure to include total monetary debt and unitholders’ equity. Total monetary debt is a non-GAAP measure which is the sum of monetary working capital (being current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial derivative contracts gains or losses)), the principal amount of long-term debt and the balance sheet value of the convertible debentures. At September 30, 2010, total monetary debt was $536.2 million.

The Trust’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. In order to maintain the capital structure, the Trust may adjust the amount of its distributions, adjust its level of capital spending, issue new trust units or debt, or sell assets to reduce debt.

The Trust monitors capital based on the current and projected ratio of total monetary debt to funds from operations and the current and projected level of its undrawn bank credit facilities. Funds from operations is not a measurement based on GAAP in Canada, but is a financial term commonly used in the oil and gas industry. The Trust’s objectives are to maintain a total monetary debt to funds from operations ratio of less than two times and to have access to undrawn bank credit facilities of not less than $100 million. The total monetary debt to funds from operations ratio may increase beyond two times, and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors, including acquisitions, changes to commodity prices and changes in the credit market. To facilitate management of the total monetary debt to funds from operations ratio and the level of undrawn bank credit facilities, the Trust continuously monitors its funds from operations and evaluates its distribution policy and capital spending plans.

The Trust’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Trust believes its financial metrics are within acceptable limits pursuant to its capital management objectives.

The Trust is subject to financial covenants relating to its bank credit facilities, senior subordinated debentures and convertible debentures. The Trust is in compliance with all financial covenants.

On June 22, 2007, new tax legislation modifying the taxation of specified investment flow-through entities, including income trusts such as the Trust, was enacted (the “New Tax Legislation”). The New Tax Legislation will apply a tax at the trust level on distributions of certain income from trusts. The New Tax Legislation permits “normal growth” for income trusts through the transitional period ending December 31, 2010. However, “undue expansion” could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the “Guidelines”). Under the Guidelines, trusts will be able to increase their equity capital each year during the transitional period by an amount equal to a safe harbour amount. The safe harbour amount is measured by reference to a trust’s market capitalization as of the end of trading on October 31, 2006. The safe harbour amounts are 40% for the period from November 2006 to the end of 2007, and 20% per year for each of 2008, 2009 and 2010. The safe harbour amounts are cumulative allowing amounts not used in one year to be carried forward to a future year. Two trusts can merge without being impacted by the growth limitations. Limits are not impacted by non-convertible debt-financed growth, but rather focus solely on the issuance of equity to facilitate growth.

On December 4, 2008, the Minister of Finance announced changes to the Guidelines to allow an income trust to accelerate the utilization of the safe harbour amounts for each of 2009 and 2010 so that the safe harbour amounts for 2009 and 2010 are available on and after December 4, 2008. This change does not alter the maximum permitted expansion threshold for an income trust, but it allows an income trust to use its safe harbour amount remaining as of December 4, 2008 in a single year, rather than staging a portion of the safe harbour amount over the 2009 and 2010 years.

For the Trust, the safe harbour amounts were approximately $730 million for 2006/2007 and approximately $365 million for each of the subsequent three years with any unused amount carrying forward to the next year. The Trust did not issue equity in excess of its safe harbour amounts during 2006, 2007, 2008, 2009, or during the first nine months of 2010. As at September 30, 2010, the Trust had an unused safe harbour amount of $1,096.5 million (December 31, 2009 - $1,160.7 million). The Trust plans to convert its legal structure from a trust to a corporation at year-end 2010, subject to the approval of its unitholders and the receipt of all required regulatory, stock exchange and court approvals.

18. SUBSEQUENT EVENTS

The Trust has announced plans to convert its legal structure from a trust to a corporation at year-end 2010.  An Information Circular regarding the Plan of Arrangement has been mailed to unitholders. A special meeting of unitholders is scheduled for 3 p.m. MT on December 9, 2010 to vote on the terms of the Plan of Arrangement. Assuming receipt of all required unitholder, court, stock exchange and other regulatory approvals, we expect that the conversion will be completed on December 31, 2010.  Since the conversion does not constitute a change of control for accounting purposes, the financial statements of the corporation will reflect the assets and liabilities of the Trust at the respective carrying amounts.